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03050986

March 28, 2003

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Securities and Exchange Commission
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Washington, D.C. 20549
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APR 3 - 2003

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release, dated March 26, 2003, announcing the measures that Air France has been taking as part of an adaptation plan in response to deteriorating market conditions since the beginning of March.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,



Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/248981.2

Information

AIR FRANCE



Others

Roissy, 26 March 2003

The outbreak of war in Iraq has speeded up the deterioration of market conditions since the beginning of March both in terms of traffic and yield. Under these circumstances, Air France has introduced a series of initial measures as part of its adaptation plan, which will be revised weekly according to new developments in the situation. At this stage, Air France is basing its assumptions on a gradual return to normal conditions after the end of the hostilities, following its experience of the Gulf War in 1991 and the September 11 events.



Capacity

Air France is keeping a very close watch on all new developments in order to closely adapt its capacity to market conditions. For April, it has decided to reduce its capacity by 7% compared with the initial flight schedule. This adaptation process will be applied selectively according to the situation in each geographic area, and will safeguard the integrity of the network and the efficiency of the Air France hub. Even though the domestic, Caribbean and Indian Ocean networks remains satisfactory, North American, Asian, Middle East and European routes are suffering considerably from the falling passenger demand.



Investments

Air France has decided to limit its capital expenditure for the 2003-04 fiscal year by postponing delivery of seven medium-haul aircraft, due to be delivered next Autumn. Together with the cut in ground investments, net capital expenditure should amount to less than one billion euros in 2003-04. At the same time, Air France will retain its margin of flexibility.



Operating expenses

In terms of operating expenses, Air France has relaunched its stringent cost-cutting programme, implemented immediately after the September 11 events. Savings will be made from the precautionary freeze on new hirings and from the reduction of current expenditure in addition to those on variable costs due to the reduction in capacity,



2002-03 fiscal year

In view of the deteriorating economic situation caused by the Middle East crisis, Air France is no longer certain of meeting its target of a higher operating income than last year.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

WebSite : www.airfrance-finance.com